SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業控股有限公司 A Member of SIIC

Our Ref: SIHL/ADR/06

17th November 2006

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Dear Sirs,

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose copy of the announcement dated 16th November 2006 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(4) and (5), the aforesaid announcement shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of the same shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

Yours faithfully,

p.p. Marina Wong
Company Secretary

Encl.

c.c. Messrs. Morrison & Foerster, LLP (By Mail)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

dlw 11/22

香港告士打道39號夏愨大廈26樓 電話：(852) 2529 5652 傳真：(852) 2529 5067
26/F., Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong Tel : (852) 2529 5652 Fax: (852) 2529 5067

South China Morning Post
Publication Date : 17th November 2006

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 363)

ANNOUNCEMENT MADE PURSUANT TO RULE 13.18 OF THE LISTING RULES

This announcement is made pursuant to Rule 13.18 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

The Board of Directors of Shanghai Industrial Holdings Limited (the "Company") announces that the Company (as guarantor) and a wholly-owned subsidiary of the Company (as borrower) entered into a facility agreement with a syndicate of banks and financial institutions (as lenders) on 16th November 2006 (the "Facility Agreement") for 5-year term and revolving loan facilities of up to HK$3,000 million (the "Facility").

Pursuant to the terms of the Facility Agreement, if any of the following events of default (unless with the prior consent of the lenders) occurs, all loans together with accrued interest and any other amounts accrued under the Facility may become immediately due and payable:

(1) Shanghai Industrial Investment (Holdings) Company Limited ("SIIC"), a controlling shareholder of the Company, ceases to hold (directly and indirectly) at least 35% ultimate beneficial interest of and in the voting share capital of the Company or ceases to have management control of the Company; or

(2) the Shanghai Municipal People's Government, the controlling shareholder of SIIC, ceases to hold (directly or indirectly) at least 51% beneficial interest of and in the voting share capital of SIIC or SIIC ceases to remain under the administrative leadership of the Shanghai Municipal People's Government.

As at the date of this announcement, SIIC is interested in approximately 56.59% of the issued voting share capital of the Company.

By Order of the Board
Shanghai Industrial Holdings Limited
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 16th November 2006

As at the date of this announcement, the Board of Directors of the Company comprises eight executive Directors, namely, Mr. CAI Lai Xing, Mr. CAI Yu Tian, Mr. QU Ding, Mr. LU Ming Fang, Mr. DING Zhong De, Mr. QIAN Shi Zheng, Mr. YAO Fang and Mr. TANG Jun; and three independent non-executive Directors, namely, Dr. LO Ka Shui, Prof. WOO Chia-Wei and Mr. LEUNG Pak To, Francis.